EXHIBIT 99.1

Compugen Announces Appointment of Dr. Michal Preminger
to Board of Directors

HOLON, ISRAEL, May 25, 2017 –– Compugen Ltd. (NASDAQ: CGEN), a therapeutic discovery company, today announced Michal Preminger, PhD, MBA, Executive Director at Harvard University Office of Technology Development’s Harvard Medical School site, has been appointed a Director of Compugen by the Company’s Board of Directors.

Dr. Preminger brings to Compugen broad managerial and business experience focused on the pharma and biotech industries. At Harvard Office of Technology Development, she has negotiated a multitude of licensing and strategic alliance agreements with pharmaceutical and biotechnology companies and supported the launch of many biotechnology startups.

Prior to joining Harvard in 2005, Dr. Preminger held a number of senior executive business development and R&D positions in technology and biotechnology companies, including at Compugen, where she was a member of the management team that took the Company public in August 2000. Dr. Preminger is a member of the board of directors of BioArray Genetics and Israel Brain Technologies, and a member of the Scientific Advisory Board at FutuRx (a partnership between Takeda Pharmaceuticals, Johnson & Johnson and Orbimed Ventures) and Prize4Life.

“The opportunity to join Compugen at its current development stage is gratifying,” said Dr. Preminger. “I look forward to helping Compugen bring its first-in-class therapeutics pipeline, originating from its computational target discovery capabilities, into products for patients not benefitting from currently available treatments.”

Anat Cohen-Dayag, PhD, President and CEO of Compugen, stated, “We are delighted to welcome Dr. Preminger to the Company as a member of the Board. We look forward to benefitting from Dr. Preminger’s broad business experience across the pharma and biotech industries, as we continue to focus on the various therapeutic and business opportunities presented by our pipeline and our unique discovery capabilities.”

Dr. Preminger holds an undergraduate degree in Medicine from the Hebrew University of Jerusalem’s School of Medicine, MSc and PhD from the Weizmann Institute of Science, and an MBA from INSEAD in Fontainebleau, France.

About Compugen
Compugen is a leading therapeutic discovery company whose mission is to utilize its broadly applicable predictive discovery infrastructure to discover novel drug targets and develop first-in-class therapeutics. Our current pipeline consists of early and preclinical stage immuno-oncology programs based on novel drug targets discovered internally, primarily immune checkpoint and myeloid protein target candidates. These programs focus on the development of first-in-class cancer immunotherapy drugs with the potential to harness the immune system to provide treatment solutions in areas of unmet medical need in various cancer types and patient populations, both as monotherapy and in combination with other drugs. In addition, our pipeline currently includes a preclinical fusion protein autoimmune product candidate. Compugen’s business model is based on selectively entering into collaborations for its novel target candidates and related drug product candidates at various stages of research and development under revenue-sharing agreements. The Company is headquartered in Israel, with R&D facilities in Israel and South San Francisco. At the US facilities, therapeutic monoclonal antibodies are discovered and developed against the Company’s novel drug target candidates. For additional information, please visit Compugen's corporate website at http://www.cgen.com.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” and “intends,” and describe opinions about possible future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties, and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model. Moreover, the development and commercialization of therapeutic candidates involve many inherent risks, including failure to progress to clinical trials or, if they progress to or enter clinical trials, failure to receive regulatory approval. These and other factors are more fully discussed in the "Risk Factors" section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Susanna Chau
Director, Investor Relations and Corporate Communications
Compugen
Email: susannac@cgen.com
Tel: +1 (650) 263-7001